

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Via: US Certified Mail

Mr. Richard C. Fox, President & CEO
Implex Corporation.
7415 Sherbrooke St. West #1,
Montreal, Quebec Canada, H4B 1S2

> **Re: Implex Corporation**
> **Item 4.01 of Form 8-K**
> **Filed on March 17, 2009**
> **File No. 0-53153**

Dear Mr. Fox:

     We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief